American Growth Fund, Inc.
1636 North Logan Street
Denver, CO 80203

December 6, 2024

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:
American Growth Fund, Inc. (CIK No. 0000005138)
Application for Withdrawal of N1a filing for American Growth Series One Registration Statement

To whom it may concern:

American Growth Fund, Inc, (the "Registrant") hereby applies for an order granting withdrawal of SEC Accession No. 0000005138-24-000098 filed on November 29, 2024. We had intended to file form type 485BPOS instead of Form N1A.

If you have any questions regarding this application for withdrawal, please contact Michael L. Gaughan at 303-626-0606.

Very Truly Yours,
American Growth Fund
By: /s/ Michael L. Gaughan
Name: Michael L. Gaughan
Title: Chief Compliance Officer